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                             December 23, 2020

       Gregory D. Patrinely
       Chief Financial Officer and Secretary
       Flame Acquisition Corp.
       700 Milam Street Suite 3300
       Houston, TX 77002

                                                        Re: Flame Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
30, 2020
                                                            CIK No. 0001831481

       Dear Mr. Patrinely:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, submitted November 30, 2020

       Summary
       Proposed Business
       Our Competitive Strengths, page 4

   1.                                                   Please balance
disclosure of your management team having created significant shareholder value
across several high-profile transactions, with your management team's most recent experience
with Sable Permian. In this regard, we note your disclosure in the section "[m]anagement"
on page 115 under the biographies of your Chief Executive
                                                        Officer, Mr. Flores,
and Chief Financial Officer, Mr. Patrinely, that Sable Permian
                                                        Resources filed a
voluntary petition for bankruptcy on June 25, 2020. Please also update the status of the
bankruptcy and operations of Sable Permian. For example, it appears that
 Gregory D. Patrinely
Flame Acquisition Corp.
December 23, 2020
Page 2
      under the bankruptcy plan all assets of Sable Permian will be sold to its lenders and a new operator will be selected.

General

2. We note your disclosure that initial stockholders FL Co-Investment LLC are an affiliate of
      Cowen, and Intrepid Financial Partners, L.L.C. are an affiliate of Intrepid Partners, with each Cowen and Intrepid Partners acting as an underwriter in the offering. Please tell us whether Cowen and/or Intrepid Partners plans to make a market in the securities. If so, amend the registration statement to register the market-making activities, including by adding disclosure in a footnote to the registration statement fee table, the prospectus cover page and the underwriting section.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3311 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551- 3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at
(202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.




                                                            Sincerely,
FirstName LastNameGregory D. Patrinely
                                                            Division of
Corporation Finance
Comapany NameFlame Acquisition Corp.
                                                            Office of Energy &
Transportation
December 23, 2020 Page 2
cc:       Ryan J. Maierson
FirstName LastName